 Exhibit 99.4

Durham’s Accredited 911 Center of Excellence Selects NICE Inform Elite to
Improve Service for Citizens, Public Safety Partners

Durham’s Emergency Communications Center is turning to NICE to digitally transform quality assurance, incident reconstruction and performance metrics reporting processes

Hoboken, N.J., July 18, 2023 – NICE (Nasdaq: NICE) today announced that the Durham (North Carolina) Emergency Communications Center (DECC) will be deploying NICE Inform Elite to take its 911 service to the next level by digitally transforming processes around tracking center and telecommunicator performance metrics, performing quality assurance reviews, accelerating evidence production and delivery, and reconstructing incidents. As the public safety answering point (PSAP) for all emergency and non-emergency calls for the city and county of Durham, the DECC handles close to a half-million calls annually and provides dispatching services for law enforcement, EMS and fire partner agencies.

Serving as the centerpiece of DECC’s 911 Quality Assurance and Improvement (QA/QI) program, NICE Inform Elite will combine synchronized replay of 911, radio, CAD data, and telecommunicator screens to enable QA reviewers to instantly discern if telecommunicators are struggling and where improvements can be made. The DECC will also be able to automate the selection and review of high acuity calls, like cardiac or respiratory events, to ensure telecommunicators are receiving timely feedback and meeting expectations.

Randy Beeman, Director, Durham Emergency Communications Center, said, “When it comes to understanding how our PSAP is performing, there is only one truth in the room. With NICE Inform Elite, we will be able to capture all our incident information – 911 calls, SMS texts, radio communications, computer aided dispatch (CAD) data, telecommunicator screens – in one place. The NICE solution will also provide the performance data intelligence, quality assurance and incident reconstruction tools we need to turn data into insights, so we can get to the truth faster.”

Chris Wooten, Executive Vice President, NICE, said, “We are honored that the Durham Emergency Communication Center, a center with an extraordinary commitment to 911 excellence, has chosen NICE as a technology partner. We share that passion for excellence – DECC in its mission to deliver excellent 911 service and NICE in its passion to provide innovative technology to help DECC uncover the truth in data and leverage those insights to assist Durham city and county residents in their time of need.”

Part of the Evidencentral platform, NICE Inform Elite provides emergency communications centers like the DECC with a single platform for capturing and analyzing ECC data, powered by automated solutions for reconstructing incidents, providing evidence, quality assuring calls, and tracking performance metrics. NICE Inform Elite’s integration to DECC’s CAD system will also ensure significant time savings by making call research, retrieval and incident reconstruction easier for the hundreds of monthly evidence requests received.

The DECC is a tri-certified (EMS, fire and police dispatch) IAED™ Accredited Center of Excellence (ACE). To maintain this status, the center must routinely audit a specified percentage of calls. NICE’s integration with DECC’s ProQA’s AQUA Evolution solution will significantly streamline this case review process. Center leaders will also benefit from performance dashboards which display dozens of real-time metrics, for insight into overall 911 center and individual telecommunicator performance.

According to Beeman, the technology upgrade will also support the center’s 911 telecommunicators. “The most important person in the room is the telecommunicator. If the telecommunicator doesn’t get the call right, the rest doesn’t matter. By integrating NICE Inform Elite into our center, we will be able to provide telecommunicators with the coaching, training and individualized support they need, so they in turn can provide callers with the highest levels of care.”

To learn more about NICE’s digital transformation solutions for Emergency Communications Centers, visit the NICE website by clicking here or email PSInfo@NICE.com for more information.

About the Durham Emergency Communications Center (DECC)
As the public safety answering point for all emergency and non-emergency calls for the city and county of Durham, the DECC handles close to a half-million calls annually and provides dispatching services for law enforcement, EMS and fire partner agencies. Guided by the City’s Strategic Plan, the center helps to ensure that Durham is a safe and secure community. Durham is North Carolina’s fourth largest city. Along with Durham County, it encompasses a 296-square mile area that is home to 330,000 citizens. A tri-certified IAED™ Accredited Center of Excellence (ACE), DECC is the first center in the U.S. to enable 911 texting. DECC also holds APCO Project 33 and CALEA certifications. DECC maintains two locations, a primary 911 center and a backup location. More info at https://www.durhamnc.gov/435/Emergency-Communications.

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Cindy Morgan-Olson, 1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.